[Total S.A. Letterhead]

August 2, 2007

By EDGAR, “CORRESP” Designation

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Total S.A.

Annual Report on Form 20-F for the

Fiscal Year Ended December 31, 2006 (File No. 1-10888)

Dear Mr. Schwall:

Thank you for your facsimile dated July 26, 2007 setting forth the comment of the Staff of the Commission (the “Staff”) relating to the annual report on Form 20-F for the year ended December 31, 2006 filed April 10, 2007 of Total S.A. (File No. 1-10888).

We are in the process of preparing our response to your comment. However, we will be unable to respond to your letter within ten business days as requested in the letter, due to the time and coordination required to prepare a presentation of the relevant information to respond to the comment in full. Accordingly, we currently anticipate that we will be in a position to submit a response to the Staff’s comment by early to mid-September 2007, with our current anticipated submission date being September 10, 2007. We appreciate your understanding on this matter.

If you have any questions relating to this matter, please feel free to call the undersigned at (011) (331) 4744-3622 or Richard Asthalter of Sullivan & Cromwell LLP at (011) (331) 7304-5810.

Very truly yours,

/s/ Thierry Reveau de Cyrières
Thierry Reveau de Cyrières
Deputy General Counsel

cc:	Ronald W. Winfrey

Mark Wojciechowski

(Securities and Exchange Commission)

Richard G. Asthalter
(Sullivan & Cromwell LLP)